SECUR[ITIES AND EXCHANGE COMMIS]SION
Washington, D.C. 20549

06009749

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36086

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 8 2006 WASH., D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARMA FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8585 E. HARTFORD DR., SUITE 118
(No. and Street)

SCOTTSDALE (City) ARIZONA (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MERRILL J. SAURIOL (480) 505-4004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EPSTEIN, WEBER & CONOVER, PLC
(Name – *if individual, state last, first, middle name*)

8950 E. RAINTREE DR., SUITE 200 (Address) SCOTTSDALE (City) ARIZONA (State) 85260 (Zip Code)

PROCESSED
SEP 0 1 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MERRILL J. SAURIOL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARMA FINANCIAL SERVICES, INC., as of JUNE 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
TINA D. DUBOVICK
NOTARY PUBLIC - STATE OF ARIZONA
MARICOPA COUNTY
My Comm. Expires December 28, 2009

Signature

CHAIRMAN
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ArMA FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2006

ArMA FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS AS OF
JUNE 30, 2006

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	1
BALANCE SHEET	2
STATEMENT OF EARNINGS	3
STATEMENT OF STOCKHOLDERS' EQUITY	4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7
SUPPLEMENTARY INFORMATION:	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1	12
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3	13
REPORT ON INTERNAL CONTROLS	14

Epstein Weber & Conover, PLC
Certified Public Accountants

8950 E. Raintree Dr., Suite 200
Scottsdale, AZ 85260
Phone 480-444-3424
Fax 480-444-3423

Independent Auditors' Report

To the Board of Directors of ArMA Financial Services, Inc.:

We have audited the accompanying balance sheet of ArMA Financial Services, Inc. (an Arizona corporation) as of June 30, 2006 and the related statements of earnings, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ArMA Financial Services, Inc. as of June 30, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purposes of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules as listed in the table of contents is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934, is presented for purposes of additional analysis, and is not a required part of the financial statements. Such information has been subjected to auditing procedures applied in our audit of the 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 financial statements taken as a whole.

Epstein, Weber & Conover, PLC

EPSTEIN, WEBER & CONOVER, P.L.C.
Scottsdale, Arizona
July 26, 2006

ArMA FINANCIAL SERVICES, INC.
BALANCE SHEET AS OF
June 30, 2006

ASSETS:	
CURRENT ASSETS:	
Cash and cash equivalents	$356,184
Management fees receivable	196,534
Commissions due from clearing organization	15,510
Prepaid income taxes	6,029
Guarantee deposit	25,000
Total current assets	599,257
INTANGIBLE ASSETS:	
Goodwill	149,034
Royalty	80,710
Trademark license	66,955
Total intangible assets	296,699
OTHER ASSETS	8,970
TOTAL ASSETS	$904,926
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Notes payable, current portion	$ 33,003
Income tax payable	-
Deferred tax liability	72,388
Total current liabilities	105,391
NOTES PAYABLE, net of current portion	166,122
Total liabilities	271,513
STOCKHOLDERS' EQUITY	
Common stock - no par value; 2,000 shares authorized 2,000 shares issued and outstanding	20,000
Additional paid in capital	91,137
Retained earnings	522,276
Total stockholders' equity	633,413
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$904,926

The accompanying notes are an integral part of these financial statements.

ArMA FINANCIAL SERVICES, INC.
STATEMENT OF EARNINGS
FOR THE YEAR ENDED JUNE 30, 2006

	AMOUNT	% OF REVENUE
REVENUE:		
Commissions	$ 436,089	27%
Management fees	1,160,601	71%
Other	32,395	2%
Total revenue	1,629,085	100%
EXPENSES:		
Amortization	29,520	2%
Clearing costs	132,749	8%
Commissions	-	0%
Interest	21,688	1%
Management fees paid to affiliate	1,549,101	95%
Other	15,114	1%
Quotations and research	32,273	2%
Total expenses	1,780,445	109%
EARNINGS (LOSS) BEFORE PROVISION FOR INCOME TAXES	(151,360)	-9%
PROVISION (BENEFIT) FOR INCOME TAXES	(63,492)	-4%
NET EARNINGS (LOSS)	$ (87,868)	-5%

The accompanying notes are an integral part of these financial statements.

ArMA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2006

	Common Stock		Additional Paid In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE AT JUNE 30, 2005	2,000	$ 20,000	$ 91,137	$ 610,144	$ 721,281
NET EARNINGS (LOSS)	-	-	-	(87,868)	(87,868)
BALANCE AT JUNE 30, 2006	2,000	$ 20,000	$ 91,137	$ 522,276	$ 633,413

The accompanying notes are an integral part of these financial statements.

ArMA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2006

BALANCE AT JUNE 30, 2005	$	-
ACTIVITY		-
BALANCE AT JUNE 30, 2006	$	-

The accompanying notes are an integral part of these financial statements.

ArMA FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$	1,714,817
Cash received for interest and dividend income		19,929
Cash paid for management fees and other expenses		(1,729,289)
Interest paid		(21,688)
Cash paid for income taxes		(7,536)
Net cash provided (used) by operating activities		(23,767)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on notes payable		(51,844)
Net cash used for financing activities		(51,844)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(75,611)
CASH AND CASH EQUIVALENTS, beginning of year		431,795
CASH AND CASH EQUIVALENTS, end of year	$	356,184
RECONCILIATION OF NET EARNINGS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net earnings (loss)	$	(87,868)
Adjustments to reconcile net earnings to net cash used by operating activities:		
Amortization of intangible assets		29,520
Deferred income taxes		(63,594)
Other		(5,670)
(Increase) decrease in:		
Management fees receivable		116,191
Commissions due from clearing organization		(4,860)
Prepaid income taxes		(6,029)
Income tax payable		(1,457)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$	(23,767)

The accompanying notes are an integral part of these financial statements.

ArMA FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2006

1. ORGANIZATION

ArMA Financial Services, Inc. ("the Company") was incorporated in April 1986 in the State of Arizona. The Company acts as a securities broker-dealer providing retirement and financial planning. The Company and its affiliate were wholly owned subsidiaries of the Arizona Medical Association, Inc. (ArMA, Inc.") until June 30, 2001. ArMA Membership Benefits, Inc. ("the Affiliate") provides the company with all personnel, office space, equipment, financial services and administrative services for a management fee which is a mutually agreed upon amount, and may not represent the cost of obtaining such services from an unrelated entity.

Effective July 1, 2001, the common stock of both the Company and its affiliate was sold to two officers of the Company by ArMA, Inc. for $75,000 plus an additional $925,000 to be paid by the Company and the affiliate over the next ten years for continued use of the Company's and affiliate's name. It also specified that ArMA, Inc. would be paid approximately $300,000 for certain net assets of the Company and its affiliate existing at the purchase date. Notes payable associated with these obligations have been recorded net of an imputed discount of 9% and allocated equally between the Company and its affiliate. The purchase price has been allocated equally between the Company and its affiliate as to the tangible assets, goodwill and other intangible assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Cash and cash equivalents</u>: The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. The Company, in the normal course of business, maintains checking and savings accounts with banking and investment institutions. Bank balances did not exceed the $100,000 Federal Deposit Insurance Corporation's insurance limit at June 30, 2006. Cash balances maintained at an investment company are insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, and are also additionally protected by supplemental coverage carried by the investment company. Investment account balances did not exceed insured limits at June 30, 2006.

<u>Commissions:</u> Securities transactions and related commission income and expenses are recorded on a settlement date basis. Payment of commissions to the Company is subject to commission income received by the clearing broker. Commission expenses are included in management fees paid to the Affiliate.

Management fees: The Company provides an option whereby customers can pay a fixed management fee ranging from three quarters of one percent to two percent of their assets under management per annum paid quarterly with no commission depending on the type and size of the portfolio. Management believes that all management fees and commissions receivable from the clearing organization at June 30, 2006 are collectible.

Guarantee deposit: Regulatory guidelines require that the Company maintain a guarantee deposit with the Company's clearing organization.

Goodwill and intangible assets: As part of the purchase of ArMA Financial Services, Inc. from ArMA, Inc. at July 1, 2001, the Company acquired intangible assets of $295,265. Of that amount, $161,410 was assigned to an asset associated with royalties, which is being amortized on the straight-line method over the estimated useful life of ten years. The remaining balance of acquired intangible assets has been assigned to trademark license fees, which is being amortized on the straight-line basis over the estimated useful life of ten years. Acquired goodwill of $149,034 is not subject to amortization in accordance with Statement of Financial Account Standards No. 142, "Goodwill and Intangible Assets." Management believes that there has been no impairment of the valuation of the Company's goodwill or intangible assets as of June 30, 2006. Management also believes that the current estimate of the useful lives of intangible assets is still reasonable and valid.

Income taxes: Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recognition of management fee and commissions income for tax purposes on a cash basis compared to accrual for financial statement purposes. The deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Financial instruments: Financial instruments consist primarily of management fee and commission receivables and notes payable. The carrying amount of management fee and commission receivables approximates fair value due to the short-term maturities of those instruments. The carrying amount of notes payable approximates fair value as the notes are non-interest bearing and thus have been discounted using market rates of interest.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INTANGIBLE ASSETS:

Following is a summary of intangible assets subject to amortization:

Intangible assets subject to amortization:	
Royalty	$ 161,410
Trademark license	133,855
	295,265
Less: accumulated amortization	(147,600)
Net intangible assets subject to amortization	147,665
Goodwill	149,034
Total intangible assets	$ 296,699

Amortization expense was $ 29,520 for the year ended June 30, 2006.

Future annual amortization expense will be as follows:

Year Ended June 30,	
2007	29,520
2008	29,520
2009	29,520
2010	29,520
Thereafter	29,520
Total	$ 147,600

4. NOTES PAYABLE

Notes payable consist of the following at June 30, 2006:

Note payable to ArMA, Inc,; original amount of $161,410; payable in quarterly installments of $2,500 to $6,250, including imputed interest at 9.0%, through June 2011; unsecured.	$	121,159
Note payable to ArMA, Inc.; original amount of $133,855; payable in quarterly installments of $2,500 to 6,250, including imputed interest at 9.0%, through June 2011; unsecured.		77,966
		199,125
Less current portion		(33,003)
Long-term portion	$	166,122

Future maturities of long-term debt are as follows:

Year ending June 30,		
2007	$	33,033
2008		36,108
2009		39,506
2010		43,222
Thereafter		47,256
Total	$	199,125

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 ("the Act") uniform net capital rule, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At June 30, 2006, the Company had a net capital of $189,136 which was $175,861 in excess of its required net capital. At June 30, 2006, the Company's aggregate indebtedness to net capital ratio was 1.05 to 1.

6. COMMITMENTS AND CONTINGENCIES

The Company is exempt from the provisions of Rule 15c3-3 of the Act under Section (K)(2)(B) as it clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which maintains all of the accounts of such customers and preserves all required and customary records. The Company remains contingently liable for losses that might be incurred on these accounts.

7. RELATED PARTY TRANSACTIONS

The Company has an arrangement with its affiliate, ArMA Membership Benefits, Inc., whereby the Company pays the affiliate a management fee for use of all personnel and management of administrative matters. Management fees paid to ArMA Membership Benefits, Inc., totaled $1,549,101 for the year ended June 30, 2006.

8. INCOME TAXES

Deferred income taxes in the accompanying balance sheet include the following:

	Federal	State	Total
Deferred current income tax asset	$ 16,044	$ 3,209	$ 19,253
Deferred current income tax liability	(76,367)	(15,274)	(91,641)
Net short-term deferred tax liability	$ (60,323)	$ (12,065)	$ (72,388)

The deferred tax liability results primarily from differences between the use of the accrual method for financial statement purposes and the cash basis for the tax purposes when accounting for management fees and commission income. At June 30, 2006, the deferred tax liability related to management fees receivable and commissions due from clearing organization totaled $82,544 and $6,514, respectively. The deferred tax asset of $19,253 reflects the income tax benefit of the operating loss carryforward that expires during the year 2026.

The components of the provision for income taxes are as follows:

Current taxes	$ 50
Deferred tax benefit (Net of carryforward benefit)	(44,289)
Benefits of operating loss carryforwards	(19,253)
	$ (63,492)

* * * * * * *

SUPPLEMENTARY INFORMATION

ArMA FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF JUNE 30, 2006

		(1)		(2)
Total assets	$	924,178	$	1,018,038
Less: total liabilities (3)		(208,221)		(208,221)
Net worth		715,957		809,817
Add: subordinated loans		-		-
Adjusted net worth		715,957		809,817
Less: non-allowable assets		(518,515)		(612,374)
Current capital		197,442		197,443
Less: haircuts		(8,306)		(8,306)
Net capital		189,136		189,137
Less: required capital		(13,275)		(13,274)
Excess capital	$	175,861	$	175,863
Aggregate indebtedness	$	199,124	$	199,124
Aggregate indebtedness to net capital		1.05 to 1		1.05 to 1

(1) Computation per the accompanying audited financial statements.
(2) Computation as filed in the unaudited June 30, 2006, Form X-17A-5, Part IIA.
(3) Net of deferred taxes related to non-allowable assets.

Material differences between the computations in Columns (1) and (2) relate to assets, liabilities, and the related income and expenses in the accompanying audited financial statements at June 30, 2006, which wer not reflected in the unaudited June 30, 2006, Form X-17A-5, PART IIA.

ArMA FINANCIAL SERVICES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2006

The Company operated pursuant to the (K)(2)(B) exemption of the Act Rule 15c3-3 and does not hold customer funds or securities. Therefore, it is exempt from the reserve formula calculations and possession and control computations.

Epstein Weber & Conover, PLC
Certified Public Accountants

8950 E. Raintree Dr., Suite 200
Scottsdale, AZ 85260
Phone 480-444-3424
Fax 480-444-3423

REPORT OF INDEPENDENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors of ArMA Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of ArMA Financial Services, Inc. (the Company) for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons (2) the recordation of differences required by Rule 17a-13 or (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted by the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding of securities, that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices are procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended for the use of management, the Board of Directors, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Epstein, Weber & Conover, PLC

EPSTEIN, WEBER & CONOVER, P.L.C.
Scottsdale, Arizona
July 26, 2006